Equal Energy Announces Initiation of a Strategic Review

Calgary, Alberta – (May 3, 2012) Equal Energy Ltd. (“Equal” or the “Company”) (TSX: EQU) (NYSE: EQU) announces that its Board of Directors has initiated a strategic review process to identify, examine and consider alternatives with the view to enhancing shareholder value. Strategic alternatives may include, but are not limited to, the sale of all or a portion of the Company’s assets, the outright sale of the corporation, a merger or other business combination, a recapitalization, acquisitions, as well as continued execution of its business plan, or any combination thereof.

The Board of Directors believes that the Company’s shares trade at a significant discount to the value of the underlying assets, especially given its high-quality Cardium and Viking oil plays in Canada, its Hunton liquids rich gas play and its emerging Mississippian light oil play in Oklahoma.

In response, the Board of Directors has established a Special Committee comprised of independent directors to oversee the strategic review process. To assist it in achieving its objectives, the Special Committee has retained Scotiabank as its advisor. Parties interested in obtaining additional information regarding this process or the Company can contact Scotiabank at the number listed below. This process has not been initiated as a result of any particular offer.

It is the Company’s current intention not to disclose developments with respect to the strategic review process until the Board of Directors has approved a specific transaction, action plan or otherwise determines that disclosure is necessary or appropriate. The Company cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, the terms or timing of such a transaction. The Company has not yet set a definite schedule to complete its evaluation or process.

For further information please contact:

Dell Chapman                                                                                               Don Klapko
Senior Vice President, Finance & Chief Financial Officer                                                President & CEO
(403) 538-3580 or (877) 263-0262                                                                                           (403) 536-8373 or (877) 263-0262

Brett Undershute
Managing Director,
Scotiabank, Global Banking and Markets
(403) 298-4061

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal's shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal's shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is located in Alberta and Oklahoma.  Production is comprised of approximately 51percent crude oil and natural gas liquids and 49 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including the timing and anticipated results of the strategic review process, Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, including risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

While the Board of Directors has every intention of improving the recognition of value it believes is inherent in the Company’s portfolio, there is no guarantee that the strategic review process will result in an increased valuation of the Company stock.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.